March 18, 2021

Melissa Gilmore

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Lightscape Technologies, Inc.

        Registration Statement on Form 10-12G

        Filed February 12, 2021

        File No. 000-30299

Ms. Gilmore:

This correspondence is in response to your letter dated March 9, 2021 in reference to our filing of the Form 10 filed February 12, 2021 on the behalf of Lightscape Technologies, Inc., File No. 000-30299.

Please accept the following responses and note that Registrant filed amended Form 10-12G on March 16, 2021. We also acknowledge the initial comment #1 begins with the general statement of effectiveness by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Comment 2

General Background of the Company, page 3

2. Please expand the references on page 3 to Small Cap Compliance filed a motion for “custodianship” and was granted “custodianship” to explain the meaning of the term “custodianship.” Also, disclose what actions Small Cap Compliance performed in the role of custodian and the terms of the custodianship, including any consideration received in connection therewith.

Answer: Registrant notes the Commission’s comment and has amended its registration statement on page 3 to reflect the following statement: As a custodian, Small Cap Compliance, LLC (“Small Cap”) applied to become the court appointed custodian over Lightscape Technologies, Inc., (the “Company”) at the time, the Company was delinquent and in arrears with its financial obligations as a corporation under the laws of the State of Nevada, where it is domiciled, amongst other financial obligations such as to its securities transfer agent. The duty of a court appointed custodian is to meet those financial obligations and to reconcile past accounts so that the Company shall continue its path towards rehabilitation. Small Cap performed the aforementioned required functions as a court appointed custodian and provided evidence of its role in the Company’s rehabilitation with the court. Small Cap received no consideration from the court for its work but received $0.076 per share for its 500,000 shares of Series A Preferred Stock which was a privately negotiated transaction and deemed as a change in control.

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Comment 3

Security Ownership of Certain Beneficial Owners and Management, page 19

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of the entities in the table.

Answer: We have amended our registration to include the following on page 19: As a custodianship company, we did not have corporate records and relied on public disclosures and we have to the best of our ability identified each of the persons who have voting and investment control over the shares with respect to the entities in our table.

SMC Investment Management Limited – Hamilton Tang

Terry Group Limited – Bondy Tan

Moral Success Management Limited – Charles Cheung

Faircrown Investments Limited – Scott Booth

Best Match (Asia) Limited – Francis Man Chung Wong

Top Wealth Worldwide Limited – Kwok Tin Tang

Accurate Dragon Limited – Alfred Lee Ming Sung

Comment 4

Financial Statements and Exhibits, page 27

Please ensure that you have filed as an exhibit the Certificate of Articles of Incorporation.

Answer: We have amended our registration statement to include the Certificate of Articles of Incorporation as Exhibit 3.1.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Andrew Khor Poh Kiang

Andrew Khor Poh Kiang

President, Chief Executive Officer and Chairman

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